Exhibit 21.1

FREESCALE SEMICONDUCTOR, INC.

LISTING OF MAJOR SUBSIDIARIES

12/31/2004

Freescale Halbleiter Deutschland GmbH	Germany
Freescale Semiconducteurs France SAS	France
Freescale Semiconductor (China) Limited	China
Freescale Semiconductor Hong Kong Limited	Hong Kong
Freescale Semiconductor International Corporation	Delaware
Freescale Semiconductor Japan Limited	Japan
Freescale Semiconductor Malaysia. Sdn. Bhd	Malaysia
Freescale Semiconductor Holding Ltd.	British Virgin Islands
Freescale Semiconductor Singapore Pte. Ltd.	Singapore
Freescale Semiconductor Taiwan Ltd.	Taiwan
Freescale Semiconductor Holding UK Limited	U.K.
Freescale Semiconductor UK Limited	U.K.
Freescale Semiconduttori Italia S.r.l.	Italy
Freescale Semiconductor Inc.	Netherlands
Freescale Semiconductor A.B.	Sweden